October 9, 1996

Interpool reports withdrawal of registration statement for Interpool Limited proposed public offering

PRINCETON, N.J.--Interpool Inc. (NYSE: IPX) announced today that its wholly-owned subsidiary, Interpool Limited, has withdrawn its registration statement previously filed with the Securities and Exchange Commission for a proposed initial public offering of common stock of Interpool Limited.

Martin Tuchman, chairman and chief executive officer of Interpool Inc., stated that "with its recently renewed revolving credit facility, Interpool has a combined total of $240 million in cash, marketable securities and unused credit lines. This will enable the company to fully fund the continued growth anticipated for its international container leasing business conducted by Interpool Limited."

Interpool, originally founded in 1968, is one of the world's leading lessors of intermodal dry cargo containers and is the second largest lessor of intermodal container chassis in the United States. Interpool leases its containers and chassis to over 200 customers, including nearly all of the world 's 20 largest international container shipping lines.

    CONTACT: Interpool Inc.
             Raoul J. Witteveen, 212/916-3261